UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

Commission file number 1-8022

CSX CORPORATION
CAPITAL BUILDER PLAN

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION
CAPITAL BUILDER PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEAR ENDED DECEMBER 31, 2013

CSX CORPORATION
CAPITAL BUILDER PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the CSX Corporation Capital Builder Plan
and the Audit Committee of CSX Corporation

We have audited the accompanying statements of net assets available for benefits of the CSX Corporation Capital Builder Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CSX Corporation Capital Builder Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, Florida
June 23, 2014

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2013	2012
ASSETS
Investments, at fair value:
Investment in Master Trust (Note 3)	$940,662	$747,575
Receivables
Employer contributions	—	71
Notes receivable from participants	37,286	32,013
Total Assets	977,948	779,659

LIABILITIES
Accrued expenses	148	187

Net Assets Available for Benefits, At Fair Value	977,800	779,472

Adjustment from fair value to contract value relating to
fully benefit-responsive investment contracts (Note 4)	(9,734)	(15,725)

Net Assets Available for Benefits	$968,066	$763,747

See accompanying Notes to Financial Statements

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013
(Dollars in Thousands)

Additions
Net gain from investment in Master Trust (Note 3)	$240,664
Member contributions	40,238
Employer contributions	9,934
Transfers to the Plan	3,075
Interest on notes receivable from participants	1,433
Total Additions	295,344

Deductions
Distributions to members	87,254
Transfers from the Plan	2,644
Fees and expenses	1,127
Total Deductions	91,025

Net Increase	204,319

Net Assets Available for Benefits at Beginning of Year	763,747

Net Assets Available for Benefits at End of Year	$968,066

See accompanying Notes to Financial Statements

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the CSX Corporation Capital Builder Plan (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering certain union employees of CSX Corporation (“CSX” or “Plan Sponsor”) and affiliated companies (collectively, “the Company”). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax or after-tax basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Certain eligible members may also contribute other compensatory awards and/or sellback contributions (unused sick, vacation or personal leave) to the Plan. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates daily.

The Company contributes a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan Document.  The shares required to fund the contribution were purchased on the open market.

The Plan also provides for a Company matching contribution to certain eligible members. The amount and timing of the Company contributions varies according to the applicable collective bargaining agreements but cannot exceed 50% of the Basic Capital Savings contribution made by or on behalf of the member. Basic Capital Savings contributions are limited to 6% of each member’s eligible compensation as defined in the Plan Document. In accordance with the applicable collective bargaining agreement, CSX may also make additional contributions to the Plan.

Diversification: Members may generally direct the investment of contributions on a daily basis. Contributions made in the form of CSX common stock may be immediately transferred to the other investment options offered under the Plan.

Reallocations: CSX does not permit members to repurchase shares of a previously sold fund through investment fund activity for 30 calendar days after the transaction.  Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged with the member’s disbursements and an allocation of administrative expenses. Company contributions are calculated in accordance with a bargained formula or benefit amount. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Record-keeping expense allocations are charged equally to each member's account. All other administrative expense allocations are made on the basis of assets in the individual’s account.

Plan to Plan Transfers: When members change employment status between contract positions and management positions within the Plan Sponsor, the member can no longer participate in the former plan. Accordingly, automatic transfers are initiated on a member's behalf if their account balance is not voluntarily transferred from the ineligible plan to the eligible plan within the Master Savings Trust.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Members may not borrow from their ESOP account even though it is used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence, in which case the term is 25 years. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any Plan year shall be rolled over into an individual retirement account at Millennium Trust Company unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2013 were paid from Plan assets.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. All dollar amounts are reported in thousands.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments: The CSX Corporation Master Retirement Savings Plan Trust ("Master Trust") holds all investments of this Plan and the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies.  For further details, see Note 3, Investment in Master Trust.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3.                      Investment in Master Trust

All investments of the Master Trust are held by The Northern Trust Company ("Trustee"), the Trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

Summarized financial information of the Master Trust is presented below:

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2013	Interest(a)	2012	Interest(a)
CSX Stock Fund
CSX Common Stock	$819,355		$629,273
Northern Trust Collective Short-term Investment Fund	3,850		3,073
Total CSX Stock Fund	823,205	61%	632,346	60%
Mutual Funds
Vanguard Institutional Index Instl Plus	209,307	43%	159,711	45%
Vanguard Morgan Growth	80,301	33%	61,676	34%
Vanguard Wellington Fund	150,969	41%	122,506	44%
Morgan Stanley International Fund	—	—%	62,048	39%
T. Rowe Price Retirement 2005 Fund	—	—%	465	64%
T. Rowe Price Retirement 2010 Fund	—	—%	3,543	19%
T. Rowe Price Retirement 2015 Fund	—	—%	10,557	32%
T. Rowe Price Retirement 2020 Fund	—	—%	11,615	36%
T. Rowe Price Retirement 2025 Fund	—	—%	7,134	37%
T. Rowe Price Retirement 2030 Fund	—	—%	7,547	42%
T. Rowe Price Retirement 2035 Fund	—	—%	9,020	48%
T. Rowe Price Retirement 2040 Fund	—	—%	9,607	41%
T. Rowe Price Retirement 2045 Fund	—	—%	6,951	52%
T. Rowe Price Retirement 2050 Fund	—	—%	4,245	60%
T. Rowe Price Retirement 2055 Fund	—	—%	1,754	50%
T. Rowe Price Retirement Income Fund	—	—%	4,061	32%
Total Mutual Funds	440,577		482,440
Common Collective Trusts
T. Rowe Price Retirement 2005 Active Trust	412	47%	—	—%
T. Rowe Price Retirement 2010 Active Trust	4,112	13%	—	—%
T. Rowe Price Retirement 2015 Active Trust	9,870	40%	—	—%
T. Rowe Price Retirement 2020 Active Trust	14,916	39%	—	—%
T. Rowe Price Retirement 2025 Active Trust	10,599	35%	—	—%
T. Rowe Price Retirement 2030 Active Trust	11,151	42%	—	—%
T. Rowe Price Retirement 2035 Active Trust	13,240	47%	—	—%
T. Rowe Price Retirement 2040 Active Trust	14,804	42%	—	—%
T. Rowe Price Retirement 2045 Active Trust	12,293	48%	—	—%
T. Rowe Price Retirement 2050 Active Trust	7,354	61%	—	—%
T. Rowe Price Retirement 2055 Active Trust	2,934	51%	—	—%
T. Rowe Price Retirement Income Active Trust	3,620	22%	—	—%
Total Common Collective Trusts	105,305		—
Stable Value Fund
Pooled separate accounts and common collective trusts
PIMCO Private U.S. Government Sector Fund	56,011		68,513
PIMCO Private Investment Grade Corporate Sector Fund	73,727		69,486
Riversource Trust Stable Capital Fund II	26,088		24,987
Northern Trust Collective Short-term Investment Fund	1,990		3,280
U.S. Government securities	183,723		226,928
Cash equivalents	16,031		15,785
Credit, loans, and asset-backed securities	73,401		73,546
Mortgages	50,176		13,574
Foreign government securities and other	38		231
Synthetic guaranteed investment contract - wrappers	2,635		2,575
Total Stable Value Fund	483,820	28%	498,905	28%
Small Cap Value Fund
Common stock	56,687		41,429
Northern Trust Collective Short-term Investment Fund	2,339		670
Total Small Cap Value Fund	59,026	31%	42,099	32%

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2013	Interest(a)	2012	Interest(a)
Large Cap Value Fund
Common stock	$90,939		$65,039
Northern Trust Collective Short-term Investment Fund	3,111		958
Total Large Cap Value Fund	94,050	25%	65,997	26%
International Equity Fund
Vontobel International Equity Fund	39,101		—
Morgan Stanley International Equity Trust	43,010		—
Northern Trust Collective Short-term Investment Fund	1,726		—
Total International Equity Fund	83,837	41%	—	—%
Total assets available for benefits, at fair value	2,089,820		1,721,787
Adjustment from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts	(34,398)		(56,417)
Total assets available for benefits, at contract value	$2,055,422		$1,665,370
Plan’s investment in the Master Trust’s assets at contract value	$930,928	45%	$731,850	44%

 (a) Represents the Capital Builder Plan's percentage participation in each individual fund held by the Master Trust.

The Master Trust has investments with PIMCO, Riversource, Vontobel, T. Rowe Price, Morgan Stanley and Northern Trust, listed above, that do not have readily determinable fair values and are considered investment companies. The Fair Value Measurements Topic in the Accounting Standards Codification ("ASC") requires the Plan to disclose the significant investment strategies of such investments.

The investment objective of the PIMCO funds is to maximize total return, which is consistent with prudent investment management. These funds seek to achieve their investment objectives by investing under normal circumstances at least 80% of its assets in a portfolio of the indicated investment sector with investments of varying maturities, which may be represented by options and futures contracts on bonds or interest swap agreements. Assets not invested in the indicated investment sector may be invested in other types of fixed income instruments. Generally, such investments will be used to cover forward exposure and have an aggregate duration that normally will not exceed one year.  There are currently no redemption restrictions on these investments.

The investment objective of the Riversource Trust Stable Capital Fund II is to preserve capital and income while maximizing current income. This fund invests in fixed-income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar to those of this fund. There are currently no redemption restrictions on this investment.

The Vontobel International Equity Fund seeks to achieve the highest total returns through the effect of compounded earnings and stock price returns by identifying high-quality companies that can grow earnings faster than the market on a sustainable basis. The fund invests in securities of a combination of large-cap, mid-cap and small-cap stocks with market capitalizations generally greater than $500 million when they are available at reasonable prices. The fund invests primarily in common stocks or other equity securities of international companies with a market price below the estimate of their fundamental value. There are currently no redemption restrictions on this investment.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

The T. Rowe Price Active Trusts seek to provide the highest total return over time consistent with an emphasis on both capital growth and income. They pursue these objectives by investing primarily in a diversified portfolio of other T Rowe Price common trust funds that represent various asset classes and sectors. The allocations between stock and bond trusts will change over time in relation to each fund's target retirement date, except for the Retirement Income Active Fund, which will maintain a constant neutral allocation of approximately 40% stock trusts and 60% bond trusts. There are currently no redemption restrictions on this investment.

The investment objective of the Morgan Stanley International Equity Trust is to invest in a diversified portfolio of international equity securities for capital growth. This fund uses a portfolio of international stocks and foreign currencies to achieve its investment objective. Portfolio adjustments may also be made to ensure adequate geographic and industrial diversification. There are currently no redemption restrictions on this investment.

The investment objective of the Northern Trust Collective Short-term Investment Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This fund uses a portfolio of high-grade money market instruments with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for 2013 was as follows:

Net gain from investments in Master Trust:
CSX common stock (quoted market price)	$272,164
Mutual funds (quoted market price)	89,201
Other common stock (quoted market price)	39,728
Common collective trusts (net asset value)	27,835
428,928
Interest, dividend, and other income	39,875
Investment gain for the Master Trust	$468,803

Plan's investment gain in the Master Trust	$240,664

Plan's percentage of investment gain for the Master Trust	51%

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4.                      Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the book value drops below a certain threshold and vice versa. The fair value of the underlying investments of the synthetic GICs and the related contract wrapper are calculated as described in Note 8, Fair Value Measurements.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. CSX does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 2.33% and 2.35% at December 31, 2013 and 2012, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 3.10% and 3.06% during 2013 and 2012, respectively. The crediting interest rate is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

NOTE 5.                      Related Party Transactions

During 2013, the Master Trust received cash dividends from investments in CSX common stock of $17,448. The Plan’s share of these dividends was $10,567.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2013, the Master Trust earned interest of $25 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated April 19, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.   Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

 NOTE 6.                      Income Tax Status, continued

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 7.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8.                      Fair Value Measurements

The Financial Instruments Topic in the ASC requires disclosures about fair value of financial instruments. Also, the Fair Value Measurements and Disclosures Topic in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Plan's investments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

•	Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets

•	Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

•	Level 3 – significant unobservable inputs (including the Plan’s own assumptions in determining the fair value of investments)

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value:

•	Common stock (Level 1): Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

•	Mutual funds (Level 1): Valued at the net asset value of shares held by the Master Trust at year end based on quoted market prices determined in an active market.

•
Pooled separate accounts and common collective trust funds (Level 2): This class consists of private funds that invest in government, corporate and international securities and various short-term debt instruments.  The net asset value of the investments is determined by reference to the fair value of the underlying securities, which are valued primarily through the use of directly or indirectly observable inputs.

•
Government securities, credit, loans, asset-backed securities, mortgages and other (Level 2): Valued using price evaluations reflecting the bid and/or ask sides of the market for an investment as of the last day of the calendar plan year.

•
Cash equivalents (Level 2): This class consists primarily of U.S. Government securities with a maturity period of less than 90 days.  This class is valued at amortized cost, which approximates fair value.

•
Synthetic GICs – wrappers (Level 3): The fair value of the wrapper contract is calculated as the present value of the difference between the current wrap fees charged and the replacement cost of the wrapper, discounted using the current yields of similar instruments with comparable durations.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$966,981	$—	$—	$966,981
Mutual funds - U.S	440,577	—	—	440,577
Pooled separate accounts and
common collective trust funds	—	356,258	—	356,258
U.S. Government securities	—	183,723	—	183,723
Credit, loans, and asset backed securities	—	73,401	—	73,401
Mortgages	—	50,176	—	50,176
Cash equivalents	—	16,031	—	16,031
Foreign government securities and other	—	38	—	38
Synthetic GICs - wrappers	—	—	2,635	2,635
Total assets at fair value	$1,407,558	$679,627	$2,635	$2,089,820

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2012:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$735,741	$—	$—	$735,741
Mutual funds - U.S	420,392	—	—	420,392
Mutual funds - foreign	62,048	—	—	62,048
Pooled separate accounts and
common collective trust funds	—	170,967	—	170,967
U.S. Government securities	—	226,928	—	226,928
Credit, loans, and asset backed securities	—	73,546	—	73,546
Mortgages	—	13,574	—	13,574
Cash equivalents	—	15,785	—	15,785
Foreign government securities and other	—	231	—	231
Synthetic GICs - wrappers	—	—	2,575	2,575
Total assets at fair value	$1,218,181	$501,031	$2,575	$1,721,787

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2013. The changes in fair value are included in the net gain from investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits.

(Dollars in Thousands)	Synthetic GICs - wrappers (a)
Balance, beginning of year	$2,575
Unrealized gains relating to instruments
still held at the reporting date	60

Balance, end of year	$2,635
(a) Represents amounts for the Master Trust, a portion of which is allocable to the Plan.

Significant changes to the unobservable inputs used in determining the fair value of the wrapper contract would not have a material impact on the financial statements.

Supplemental Schedule

CSX CORPORATION
CAPITAL BUILDER PLAN

EIN: 62-1051971 Plan Number: 004

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Members	Loans with interest rates of 4% to 15.01%, maturing through 2038	$37,286,494

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION CAPITAL BUILDER PLAN

By: /s/ Michele Mastrean

Michele Mastrean, Plan Administrator
Vice President Compensation & Benefits CSX Corporation
Date: June 23, 2014

AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEAR ENDED DECEMBER 31, 2013

23	Consent of Independent Registered Public Accounting Firm	I-1